FONU2 INC.

331 EAST COMMERCIAL BLVD.

FT. LAUDERDALE, FLORIDA  33334

(954) 938-4133

November 27, 2012

William H. Thompson, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:

Comment letter dated November 19, 2012, regarding Current Report on Form 8-K of FONU2 Inc., a Nevada corporation (the “Company”), dated October 22, 2012,

and filed with the Securities and Exchange Commission on October 24, 2012

Commission File No. 0-49652

Dear Mr. Thompson:

I am writing in response to the above-referenced comment letter.  The Company provides its responses to your comments as set forth below:

1.  Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in this Item.  Refer to Item 4.02(a)(3) of Form 8-K.

The Company’s Chief Financial Officer, Robert B. Lees, discussed with the Company’s independent accountant the matters disclosed in Item 4.02 of the above-referenced Form 8-K.  Filed herewith is an amended Form 8-K/A1 which discloses this fact.

2.  You state that you previously accounted for this transaction as an asset acquisition; however, it appears that the transaction was previously accounted for an acquisition of a business.  Please revise or advise.

The above-referenced Form 8-K/A1 has been revised to state that the transaction was previously accounted for as an acquisition of a business.

3.  Please tell us when you plan to amend your Form 8-K filed March 29, 2012 reporting the acquisition to include audited financial statements of Cygnus Internet, Inc. (“Cygnus”) as the accounting acquirer and the pro forma financial information pursuant to Rules 8-04 and 8-05 of Regulation S-X.  The audited financial statements should be presented for Cygnus’ two most recently completed fiscal years ended as Cygnus is a smaller reporting company.

Cygnus’ financial statements for the calendar years ended December 31, 2011, and 2010, are currently in the process of being audited along with Cygnus’ financial statements for the calendar year ended September 30, 2012, which will be filed with the Company’s transition report for the period then ended.  We have been advised that all of these audits will be completed by the December 31, 2012, due date for the transition report.  The Company expects to file the amended Form 8-K immediately before it files the transition report.

4.  Please tell us when you plan to amend your Quarterly Reports on Form 10-Q for the periods ended March 31, 2012, and June 30, 2012.

In order to avoid the possibility of having to further revise its quarterly financial statements and amend these quarterly reports a second time, the Company intends to complete the quarterly financial statements as soon as the audit of the above-referenced Cygnus financial statements is completed, and to file its amended Quarterly Reports immediately after the filing of its amended Form 8-K and its transition report.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FONU2 INC.

By Robert B. Lees

Robert B. Lees, Chief Financial Officer